Juan Migone
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: China Modern Agricultural Information, Inc.
Form 10-K for the year ended June 30, 2012
Filed October 11, 2012
File No. 000-54510

Dear Mr. Migone:

We hereby submit the responses of China Modern Agricultural Information, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated June 21, 2013, to Yanyan Liu of the Company in regard to the above-referenced Annual Report on Form 10-K filed on October 11, 2012 (the “Annual Report”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 1 to the Annual Report (the “Amendment”), filed with the Securities and Exchange Commission (the “Commission”) on July 8, 2013.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Annual Report, as amended by the amendment(s).

Form 10-K for the fiscal year ended June 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Critical Accounting Policies and Estimates, page 22

1.
In the first paragraph, entitled Basis of Accounting and Presentation, you refer to your unaudited interim financial statements as of June 30, 2012 and for the twelve months ended June 30, 2012 and 2011. You also state that such interim financial information should be read in conjunction with the financial statements included in your Form 10-K for the fiscal year ended June 30, 2012, previously filed with the SEC. Please revise this paragraph as the financial statements included in your Form 10-K are audited, and since such financial statements are not interim financial statements. Also, your Form 10-K for the fiscal year ended June 30, 2012 was not previously filed. Please revise accordingly.

Response: We will revise the first paragraph under the section entitled “Critical Accounting Policies and Estimates” under Item 7 of Part III as follows:

“This audited consolidated financial statements of the Company for the years ended June 30, 2012 and 2011, have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules and regulations of the SEC.”

Item 8. Financial Statements and Supplementary Data, page 23

Note 7. Notes Receivable, page F-30

2.
We note that (i) you sold cows to local farmers during 2011, (ii) your agreements with these local farmers provides for a 30% commission of their monthly milk sales generated by the cows sold in exchange for your assistance in arranging for the sale of the milk, and (iii) the required 30% monthly payments are applied first to the monthly installments for the cows sold and the balances as commission income for your assistance in arranging the sale of the milk. With regard to your agreements with local farmers, please provide us with the following information:

●	Whether the required 30% monthly payments continue over the entire remaining life of the cows sold, or if the monthly payments are reduced (or eliminated) upon full satisfaction of the related note.

Response: The 30% monthly payments will continue over the entire remaining life of the cows sold. While the 30% rate and the amount applied to monthly installments for cow purchase price remain the same, the amount of sales commission will vary depending on total monthly milk sales and the progress of repayments towards to the cow purchase price.

●
Whether your agreements allow the local farmers to arrange for third party assistance in arranging for the sale of the milk, or if they are contractually obligated to use your services to arrange for milk sales.

Response: The local farmers are contractually obligated to use the Company’ services to arrange for milk sales. Please refer to Article IV Item 5 of the example sales contract attached hereto as Exhibit A.

●
If the local farmers are contractually obligated to use your services to arrange for milk sales, tell us whether the 30% commission is the customary charge in China for assistance in arranging the sale of milk.

Response: The 30% commission is not the customary charge in China. It is a negotiated percentage rate between the Company and farmers.

3.	Please provide us with an example of the type of agreement, including the related note, that you entered into with local farmers during 2011.

Response: Please refer to the English translation of the sale contract between Heilongjiang Xinhua Cattle Industry Co., Ltd. and Shuyun Yu dated September 6, 2011 attached hereto as Exhibit A, as an example of the type of agreement, that we entered into with local farmers during 2011. No separate written note was executed by the local farmers in connection with the cow sales.

4.	Please tell us why you had no sales of milk cows to local farmers during the fiscal year ended June 30, 2012, and whether you expect to sell cows to local farmers in the future.

Response: While we sold low quality cows in 2011, we kept the good qualify cows with higher production. Since the remaining cows meet the desired standard, the Company has no present plans to sell cows in the near future.

The Company acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Yanyan Liu
Yanyan Liu
Chief Financial Officer

Exhibit A

奶牛销售合同
Sales Contract of Cows

Seller(Party A):  Heilongjiang Xinhua Cattle Industry Co., Ltd
Legal Representative: Yilin SHI

Buyer( Party B): Shuyun Yu
ID NO.:152123195901231525

甲乙双方在平等自愿的基础上，根据《中华人民共和国合同法》及有关法律、法规的规定，就奶牛销售事宜，经双方充分协商，特订立本合同，以便双方共同遵守。

Pursuant to the Contract Law of People's Republic of China and provisions of relevant laws and regulations, with regarding to the sale of milk cows, Party A and Party B based on equity and free will, through sufficient negotiation, hereby conclude this contract to make both parties to comply with.

第一条       奶牛概况
I.         Overview of Milk Cows

Total Amount of Holstein Cows	Amount	Category	Initial Date of Milk Producing	Unit Price (RMB/Yuan)	Total price (RMB Yuan)
239	29	Holstein cows	2011.05	7,390.00	214,310.00
	210	Holstein cows	2011.06	7,610.00	1,598,100.00
Total	239				1,812,410.00

第二条        等级、质量和检疫办法
II.        Grade, Quality and Quarantine Methods

1、     奶牛的等级和质量：按国家有关部门规定标准确定产品的等级和质量；
1.        Grade and Quality of Dairy Cattle: The identification of grade and quality should be in compliance with standards established by national related departments.

2、     奶牛的检疫办法：按国家或地方主管部门规定进行检疫。
2.        Quarantine Methods for Milk Cows: The quarantine procedures should be in compliance with regulations established by state or local competent departments.

第三条　货款结算及交付
III.      Settlement of the Payment and Delivery

1、     货款结算
1.        Settlement of the Payment

(1)       购牛款采用分期付款的形式进行支付，甲方在分期付款期限内每年额外收取所欠购牛款的7%作为利息，具体的付款期限，以所购奶牛的剩余有效产奶期进行确定，具体期限及月还款金额见附件；
The cow purchase payment shall be paid in installments，and within the term of payment, Party A additionally charges 7% of balance as interest per year. The specific term of payment is based on the remaining effective milk period. Please refer to Exhibit for more details about specific terms and monthly repayment amount.

(2)       在付款期限内，乙方需按月支付购牛款及利息，购牛款项从每月缴纳的30%牛奶销售分成中予以扣除，利息部分须额外单独进行支付；
During the term of payment, Party B shall pay for the amount and interest for purchasing cows monthly. The cow purchase payment is deducted monthly from 30% sales revenue of milk cows, the interest shall be paid separately.

(3)       乙方每月收到奶站的牛奶结算单后，应在3日内交付甲方进行确认；
Party B shall deliver the monthly sale statement of milk signed by milk purchase station to Party A for confirming within three days when received.

(4)       乙方每月收到牛奶结算款后，应在当月15日前将上月销售价款的30%及利息部分以现金方式存入甲方指定账户；
When Party B receives the monthly settlement of milk sales, Party B shall deposit 30% of total sale price and the interest in cash into the account designated by Party A before the 15th of the month as the payment of last month.

(5)        奶牛遇疫情死亡，死亡头数低于合同中总头数10%的，购牛款按原协议约定正常支付；
If the cows died from epidemic situation less than 10% of total purchase amount, the cow purchase price shall be normally paid according to original agreement.

如奶牛遇疫情死亡头数超过合同中总头数10%以上的，经国家卫生检疫部门出具正式检疫报告后，甲方有权针对死亡比例，相应提高剩余奶牛牛奶销售价款的分成比例。
If the cows died from epidemic situation more than 10% of total purchase amount, evidenced by official inspection report issued by National health and quarantine departments, Party A shall be entitled to increase the prorate rate of total sale price of remaining cows correspondingly according to the death rate,

2、     奶牛交付：
Delivery of Milk Cow

本协议签署3日内，甲方负责将奶牛运输并交付乙方。
Within three days of the execution of this agreement, Party A is responsible for delivering milk cows to place designated by Party B.

第四条　甲方权利义务
IV.     Rights and Obligations of Party A

1.         有权知悉乙方所购奶牛的产奶状况；
Party A shall be entitled to be informed the milk production of cows purchased by Party B.

2.         按协议约定比例提取乙方牛奶销售分成收入；
Party A shares the sales revenue of milk with Party B Pursuant the proportion promulgated in the agreement.

3.         有权为乙方所购奶牛提供有偿的防疫与配种工作；
Party A has the obligation to do the services of epidemic prevention and hybridization for fee for the milk cows purchased by Party B.

4.         保证出售奶牛的质量符合协议约定；
Party A shall ensure the quality of milk cows purchased by Party B comply with provisions of the agreement.

5.        为乙方指定牛奶收购企业进行牛奶销售；
Party A shall designate milk purchase companies for Party B.

6.        甲方协助乙方与奶品收购方制定鲜奶收购价格，并根据鲜奶的市场价格随时进行调整。
Party A shall assist Party B in quoting procurement price of fresh milk with milk purchase companies, and the milk purchase price is subject to adjustment according to the market price of fresh milk.

第五条 乙方权利义务
V.       Rights and obligations of Party B

1、    有权要求甲方提供所购奶牛防疫、配种及产奶情况的相关资料；
Party B has the right to demand Party A to provide the materials related to the epidemic prevention, hybridization and milk production regarding the purchased cows;

2、     可以有偿使用甲方的草场进行奶牛养殖；
Party B could paid use Party A’ meadow for cow breeding;

3、     按甲方要求及时提供奶牛产奶情况；
Party B shall timely provide the milk production conditions as Party A may request;

4、     按牛奶销售价款的约定比例按时向甲方支付分成及购牛款项。另外，乙方须向甲方按时支付所欠购牛款的利息；
Party B shall pay Party A commission and cow purchase price in accordance with the arranged proportion of the milk sales price; in addition，Party B shall pay Party A the interest on time for the balance due of purchasing cows.

5、     配合甲方做好奶牛防疫、配种工作；
Party B shall assist Party A during Party A providing service of epidemic prevention and hybridization of the milk cows;

6、    乙方在协议期间内保证鲜奶销售量每头牛每天不低于18公斤，日产量每年可递减3%--5%。
Party B shall guarantee the milk sales per cow is no less than 18 kilos per day and the daily production can decrease 3%--5% annually.

第六条 违约责任
VI.     Liability for Breach of Contract

1、     甲方违约责任
Liability for Breach of Contract by Party A

(1)   甲方逾期交付奶牛或交付奶牛少于合同规定的，如乙方仍然需要的，甲方应如数补交，并应向乙方偿付逾期不交或少交部分奶牛总值5％的违约金。如乙方不需要的，甲方应按逾期或应交奶牛价款总值的15％偿付违约金；
Shall Party A delays to deliver the cows or the cow amount is not enough as stipulated in the agreement, Party A shall complement the number and pay 5% of the gross value of the cows that not enough as liquidated damage, provided that Party B still require the delivery of the inadequate numbers; if Party B does not require the supplement, Party A shall pay 15％ of the gross value of the cows that are payable as liquidated damage;

(2)       甲方交售的奶牛规格、质量标准与合同规定不符时，买受人可以拒收。甲方如经有关部门证明确有正当理由，乙方仍然需要甲方交货的，甲方可以迟延交货，不按违约处理。
Shall the delivered cow specifications and quality standard not in conformity with the contract provisions, the buyer is entitled to decline. Shall Party A is confirmed under relevant authorities to have just cause and required by Party B to deliver the cows still, Party A should not be subject to penalty.

2、    乙方违约责任
Liability for Breach of Contract by Party B

(1)      乙方未按合同采购或在合同期中退还奶牛的，应按未收或退还奶牛货款总值的15％向甲方偿付违约金；
Shall Party B return the cows during the execution of the contract; Party B shall pay 15% of the total outstanding or purchase price on returned cow to Party A as liquidated damages;

(2)      乙方不得在分期付款期间内私自转让其所购奶牛。如乙方进行私自转让，甲方保留对其转让奶牛行为的追诉权。并且，乙方须赔偿因其私自转让行为对甲方所造成的一切经济损失；
Party B shall not transfer the purchased cows privately during the period of payment by installments. Shall Party B privately transferred the purchased cows, Party A retain the prosecute right for transferring cows by Party B; at the same time, Party B shall compensate all the economic losses of Party A for its transferring behavior；

(3)       如乙方逾期两个月不能按时支付给甲方购牛款、利息及牛奶销售提成，甲方有权收回所卖奶牛，并要求乙方赔偿甲方在此期间的一切经济损失；
Shall Party B pay Party A the cow purchase price，interest and milk sales commission for 2 months overdue, Party A shall be entitled the take back the sold cows and demand Party B to compensate its economic losses during the period;

(4)       如乙方未能按协议约定支付给甲方首期购牛款，甲方有权收回所卖奶牛，并要求乙方赔偿甲方在此期间的一切经济损失。
Shall Party B cannot pay Party A the initial cow purchase price in accordance with the provisions of the contract, Party A shall be entitled to take back the cows and demand Party B to compensate its economic losses during the period accordingly.

第七条　不可抗力
VII.    Force Majeure

合同履行期内，如发生自然灾害或其他不可抗力的原因，致使当事人一方不能履行、不能完全履行或不能适当履行合同的，应向对方当事人通报理由，经有关主管部门证实后，不负违约责任，并允许变更或解除合同。
In the execution of this contract, shall any party cannot perform, cannot fully perform or cannot appropriately performance its duties under the contract due to the cause of natural hazard or other force majeure, the party who suffered the force majeure shall be free of liability after notification to the other party of the cause and the confirmation of relevant competent authorities, and shall be entitled to change or terminate the contract.

第八条　合同争议的解决方式
VIII.   Settlement of Dispute

本合同在履行过程中发生的争议，由双方当事人协商解决。协商不成的，依法向合同履行地人民法院起诉。
Shall any disputes occur in performing this contract, both parties shall handle the disputes through friendly negotiation, if failed, could bring a lawsuit to the people’s court with appropriate jurisdiction in accordance with the law.
第九条　合同期限
IX.      Contract Period

本合同自甲乙双方签字之日起生效，截止到购牛款全部支付完毕之日失效。
The agreement shall come into effect since the date of signing by both parties and expire when the amount of soled dairy cattle have been paid in full.

第十条 其他约定
X.       Miscellaneous

1、     当事人一方要求变更或解除合同，应提前通知对方，并采用书面形式由当事人双方达成协议。接到要求变更或解除合同通知的一方，应在七天之内做出答复，逾期不答复的，视为默认；
When one party requires to change or to terminate this contract, he shall notice the other party in advance and both parties shall come to an agreement by writing. The Party for which receives the requirement shall reply within 7 days, otherwise, he would be deemed as accepted.

2、     违约金、赔偿金应在有关部门确定责任后十天内偿付，否则按逾期付款处理；
Penalty and compensation shall be paid within ten days after the responsibility confirmed by relevant departments, if not, the penalty and compensation shall be dealt as overdue payment.

3、     本合同如有未尽事宜，须经甲乙双方共同协商，做出补充规定，补充规定与本合同具有同等效力；
Unaccomplished matters, if any, shall be through negotiation between two parties to reach some supplemental provisions which will have the same effect with this contract.

4、     本合同正本一式二份，甲乙双方各执一份。
This agreement is made in duplicate which both parties holding one copy; altogether have the same legal effect.

Seller (Signature and Seal):  Heilongjiang Xinhua Cattle Industry Co., Ltd
Authorized Principal:  /s/ Yilin Shi
Date: September 6, 2011

Buyer (Signature): /s/ Shuyun Yu
Date: September 6, 2011

附件
Attachment

Total milk cows	Amount	Initial date of milk production	Unit price	Total price	The remaining milk production period (month)	Repayment time (month)	Monthly repayment amount
239	29	2011.05	7,390	214,310	93	93	2,304.41
	210	2011.06	7,610	1,598,100	94	94	17,001.06
Total	239			1,812,410	-	-	19,305.47